(415) 856-7007

davidhearth@paulhastings.com

(212) 318-6054

vadimavdeychik@paulhastings.com

November 6, 2020

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn:  Edward Bartz

Kenneth Ellington

Re:    Kayne Anderson BDC, LLC (the “Company”)

File Numbers: 000-56201 and 814-01363

Dear Messrs. Bartz and Ellington:

This letter responds to oral comments provided on October 26, 2020 by Mr. Kenneth Ellington and Mr. Edward Bartz of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned with respect to the Company’s amended registration statement on Form 10 (“Registration Statement”) in connection with the registration of the Company’s common stock under Section 12(g) of the Securities Exchange Act of 1934 (the “Exchange Act”).

The responses to those comments are provided below. We have restated those comments for ease of reference. We have consulted with the Company in formulating these responses. Capitalized terms shall have the same meaning as in the Registration Statement, unless otherwise indicated.

1.

Staff Comment: With respect to the table provided under “Fees and Expenses” on page 11, please consider rounding all amounts to the nearest one-hundredth of a percent rather than one-tenth of a percent.

Response:	Comment accepted and the requested change has been made in the further amended Registration Statement.

2.

Staff Comment: In the discussion under “Formation Transaction” on page 4, please be more specific about the assets or securities to be acquired. Please either list the securities to be acquired (names of issuers or borrowers and the material terms, such as principal amount, interest rate and maturity), or provide a less generic description of the loans or other assets to be acquired if no specific loans or other assets have been selected.

Response: Comment accepted. Although no specific loans or other assets to be acquired have yet been selected, the Company will add the underlined language below, of the types of assets expected to be purchased, to the second paragraph under the Formation Transactions section in the further amended registration statement.

Kayne Anderson established and manages the Warehousing Entity. In addition, Kayne Anderson owns 100% of the equity in the Warehousing Entity. At the time of formation, we expect to purchase $80 - $100 million of securities from the Warehousing Entity. We anticipate purchasing between 15-20 securities (“Warehouse Portfolio”) from the Warehouse Entity. These securities are loans with an average maturity date of five years that were made during the 2018-2019 timeframe. Of these loans, the Warehouse Entity’s average position size is $6 million, the largest being a $13 million loan and the smallest holding being a $1 million loan. All of the loans are senior secured and the borrowers are middle and upper middle market companies. We expect that there will be no material differences between the underwriting standards used by Kayne Anderson to originate or purchase the Warehouse Portfolio and the underwriting standards described in this registration statement that will be employed by the Advisor on behalf of the Company going forward.

3.

Staff Comment: In the discussion under “Failure by an Investor to Purchase Additional Shares When Required” on page 67 of the Registration Statement, there is a statement under paragraph (c) with respect to the loss of voting rights on the units already owned by an investor. Please either remove that remedy, or supplementally explain why that loss of an investor’s voting rights on units owned is consistent with Section 18(i) of the Investment Company Act of 1940, as amended.

Response: Comment acknowledged. The Company has removed the remedy in question.

4.

Staff Comment: In the discussion under “Failure by an Investor to Purchase Additional Shares When Required” on page 67 of the Registration Statement, there is a reference to remedies in the “Adviser LLC Agreement” in paragraph (d).    Please describe those remedies in the Registration Statement; a cross-reference is not sufficient with respect to this matter.

Response: Comment accepted. The Company has added in the further amended registration statement a description of the additional remedies provided in that agreement.

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Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number listed above. Thank you.

Very truly yours,

/s/David A. Hearth
David A. Hearth for PAUL HASTINGS LLP

cc:

James C. Baker, President

Terry A. Hart, Chief Financial Officer and Treasurer

Vadim Avdeychik

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